SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. __) 1

PHARMATHENE, INC. (Formerly known as Healthcare Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42224H104

(CUSIP Number)

HealthCare Ventures LLC 44 Nassau Street Princeton, New Jersey 08542 (609) 430-3900 ATTN: Jeffrey B. Steinberg	Cooley Godward Kronish LLP 1114 Avenue of the Americas, 46th Floor New York, New York 10036 (212) 479-6000 ATTN: Alison Newman, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSON HealthCare Ventures VII, L.P. I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON HealthCare Partners VII, L.P. I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON James H. Cavanaugh, Ph.D. I.R.S. identification nos. of above persons (entities only) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 1,742
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 1,742
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,480,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.17%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON John Littlechild I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Harold Werner I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 249
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 249
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Augustine Lawlor I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Christopher Mirabelli, Ph.D. I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Eric Aguiar, Ph.D. I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
PERSON WITH	8	SHARED VOTING POWER 3,478,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,478,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,478,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 14.16%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Statement relates to the common stock, $0.0001 par value (the “Common Stock”), of PharmAthene, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at One Park Place, Suite 450, Annapolis, MD 21401.

Item 2.  Identity and Background.

(a) The name of the reporting persons are HealthCare Ventures VII, L.P. (“HCVVII”), HealthCare Partners VII, L.P. (“HCPVII”), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild and, Lawlor (HCVVII, HCPVII, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.1  HCVVII, and HCPVII, are limited partnerships organized and existing under the laws of the State of Delaware. HCPVII is the General Partner of HCVVII.  Drs. Cavanaugh, Mirabelli and Aguiar and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

(b) The business address for HCVVII, HCPVII, Drs. Cavanaugh and Aguiar and Mr. Werner is 44 Nassau Street, Princeton, New Jersey 08542.  The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts  02142.

(c) Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Aguiar and Mr. Werner is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

———————

1

Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild and Lawlor are general partners of HCPVII, the General Partner of HCVVII, the record holder of the Issuer’s securities.

Item 3.

Source and Amount of Funds or Other Consideration.

HCVVII acquired 250,000 shares of the Common Stock in broker’s transactions, as follows: 125,000 of these shares were purchased at a price of $7.66 per share on August 2, 2007 and 125,000 of these shares were purchased at a price of $7.70 per share on August 3, 2007. Both of these purchases were made with working capital of HCVVII. In addition, on August 3, 2007, HCVVII acquired 3,297,174 shares of Common Stock of the Issuer and an 8% Convertible Note to purchase 181,252 shares of the Common Stock of the Issuer at $10.00 per share (the “8% Convertible Note”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer (formerly named Healthcare Acquisition Corporation, or “HAQ”), PAI Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Issuer, and PharmAthene, Inc., a Delaware corporation (“Old PharmAthene”)(the “Merger”).  On August 3, 2007, the effective date of the merger (the “Effective Date”), all outstanding shares of common stock and preferred stock of Old PharmAthene were canceled and converted into Common Stock of the Issuer.  At the same time, existing convertible debt of Old PharmAthene was exchanged by the holders thereof into newly issued convertible debt of Issuer.  Upon consummation of the merger transactions, the Issuer changed its name to PharmAthene, Inc.  HCVVII originally funded the acquisitions of Old PharmAthene’s preferred stock and convertible notes with working capital and funds available for investment.

Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.

Item 4.

Purpose of Transaction.

The 3,297,174 shares of the Common Stock of the Issuer and the 181,252 shares of the Common Stock of the Issuer underlying the 8% Convertible Note described in Item 3 above were acquired in the Merger. In addition, the 125,000 shares of the Common Stock of the Issuer acquired by HCVVII in broker’s transactions on each of August 2, 2007 and August 3, 2007 for an aggregate of 250,000 shares of the Common Stock of the Issuer were acquired in conjunction with purchases by John Pappajohn, Derace Schaffer, Matthew Kinley, David Wright and funds affiliated with MPM Capital L.P. in connection with obtaining sufficient votes to approve the Merger. It is possible that a Section 13(d) group was formed at the time of these purchases. Any such Section 13(d) group that may have been formed as a result of such concerted action was disbanded immediately following the vote and the resulting consummation of the Merger and, as such, this Schedule 13(d) only reports those shares of the Common Stock owned by HCVVII. Please refer to Items 3 above and 5 below for a description of the shares of Common Stock acquired by HCVVII.

Pursuant to an assignment agreement and upon the consummation of the Merger, HCVVII assigned its right to receive 107,562 shares of the Issuer’s Common Stock that would otherwise be received by HCVVII as part of the Merger. This right was assigned to certain third party investors (the “New Investors”) in privately negotiated transactions as an inducement to the New Investors purchasing a significant number of the shares of the Issuer’s Common Stock from stockholders of the Issuer who were stockholders of the Issuer as of the Record Date  and who delivered proxy cards indicating a vote against the Merger or who intended to vote against the Merger. Various funds affiliated with MPM Capital LP and funds affiliated with Bear Stearns Health Innoventures Management LLC also entered into assignment agreements with the New Investors.

HCVVII acquired the securities of the Issuer for investment purposes, except as otherwise stated herein.  Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. HCVVII intends to review from time to time their investment in the Issuer and depending on such review may consider various alternative courses of action.  In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by HCVVII  of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to HCVVII and general stock market and economic conditions, HCVVII may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

In accordance with the Merger Agreement, as further described in Item 6 below, James Cavanaugh was appointed as a director of the Issuer on August 6, 2007 as one of three directors appointed by the holders of the 8% Convertible Notes.

Item 5.

Interest in Securities of the Issuer.

The information in this Item 5(a) and in Item 13 of each cover page to this Statement (i) is based on 24,390,089 shares of Common Stock outstanding as of August 3, 2007, and (ii) gives effect to the consummation of the Merger and the conversion into Common Stock of all of the principal amount of 8% Convertible Notes held by the Reporting Persons.

(a)   HCVVII directly beneficially owns 3,478,426 shares of the Common Stock of the Issuer representing 14.16% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 3,297,174 shares of Common Stock; and (ii) an 8% Convertible note in the principal amount of $1,812,515.91 immediately convertible into 181,252 shares of the Issuer’s Common Stock at $10.00 per share.

HCPVII may be deemed to indirectly beneficially own the 3,478,426 shares of the Common Stock of the Issuer representing 14.16% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 3,297,174 shares of Common Stock; and (ii) an 8% Convertible note in the principal amount of $1,812,515.91 immediately convertible into 181,252 shares of the Issuer’s Common Stock at $10.00 per share as the General Partner of HCVVII, the registered owner of the shares of Common Stock.

Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Littlechild, Werner and Lawlor may be deemed to indirectly beneficially own the 3,478,426 shares of the Common Stock of the Issuer representing 14.16% of the issued and outstanding shares of the Common Stock of the Issuer consisting of (i) 3,297,174 shares of Common Stock; and (ii) an 8% Convertible note in the principal amount of $1,812,515.91 immediately convertible into 181,252 shares of the Issuer’s Common Stock at $10.00 per share as general partners of HCPVII, the General Partner of HCVVII, the registered owner of the shares of the Common Stock. In addition, Dr. Cavanaugh directly beneficially owns immediately exercisable options to purchase 1,742 shares of the Common Stock of the Issuer representing .01% of the issued and outstanding shares of the Common Stock of the Issuer and Harold Werner directly beneficially owns immediately exercisable options to purchase 249 shares of the Common Stock of the Issuer.2

———————

2

Does not include options to purchase an additional 747 shares of the Issuer’s Common Stock, which were granted to each of Dr. Cavanaugh and Harold Werner and which are not currently exercisable within 60 days of August 2, 2007, the date of event requiring the filing of this Schedule 13(d). Each of these additional options become exercisable as to 249 shares of Common Stock on each of January 18, 2008, January 18, 2009 and January 18, 2010. (Dr. Cavanaugh and Mr. Werner are not deemed to beneficially own these shares of Common Stock as of the date of this report.)

(b) HCVVII and HCPVII have the sole power to vote or dispose of all of the 3,478,426 shares of the Common Stock of the Issuer currently owned by them. Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote or the disposition of the 3,478,426 shares owned by HCVVII. In addition, Dr. Cavanaugh has the sole power to vote or dispose of the 1,742 shares held directly by him and Mr. Werner has the sole power to vote or dispose of the 249 shares held directly by him.

(c)

During the past 60 days, HCVVII purchased the following shares of the Issuer’s Common Stock in brokers transactions:

DATE OF TRANSACTION

NO. OF SHARES PURCHASED  PRICE PER UNIT

August 2, 2007

125,000

$7.66

August 3, 2007

125,000

$7.70

It is possible that a Section 13(d) group was formed at the time of these purchases. Any such Section 13(d) group that may have been formed as a result of such concerted action was disbanded immediately following the vote and the resulting consummation of the Merger.

In addition, during the past 60 days, HCVVII acquired 1,870,717 shares of the Issuer’s Common Stock in exchange for 16,442,000 shares of Series A Convertible Preferred Stock of Old PharmAthene; 1,099,705 shares of the Issuer’s Common Stock in exchange for 6,089,629 shares of Series B Convertible Preferred Stock of Old PharmAthene; 184,314 shares of the Issuer’s Common Stock in exchange for 822,100 of Old PharmAthene; and 181,252 shares of the Issuer’s Common Stock underlying the 8% Convertible Note in exchange for the Old PharmAthene note in the principal amount of $1,705,724.61, plus accrued interest. As described in  Item 4 above, pursuant to an assignment agreement and upon the consummation of the Merger, HCVVII assigned its right to receive 107,562 shares of the Issuer’s Common Stock that would otherwise be received by HCVVII as part of the Merger. This right was assigned to the New Investors in privately negotiated transactions as an inducement to the New Investors purchasing a significant number of the shares of the Issuer’s Common Stock from stockholders of the Issuer who were stockholders of the Issuer as of the Record Date  and who delivered proxy cards indicating a vote against the Merger or who intended to vote against the Merger. Various funds affiliated with MPM Capital LP and funds affiliated with Bear Stearns Health Innoventures Management LLC also entered into assignment agreements with the New Investors.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement.

8% CONVERTIBLE NOTES

At the Effective Date, the Issuer issued the 8% Convertible Notes to the holders of Old PharmAthene’s previously outstanding 8% convertible notes (the “Old Notes”).  The 8% Convertible Notes were issued to HCVVII pursuant to the terms of a Note Exchange Agreement, executed at the closing of the Merger, between and among Issuer and the holders of the Old Notes.

Upon the closing of the Merger, as required by the Note Exchange Agreement and the Merger Agreement, Issuer filed an amendment to its Certificate of Incorporation that (i) requires the Issuer to maintain a Board of Directors with no more than seven members, and requires that each committee of the Board would have no more than three members; and (ii) provides that three members of the Board of Directors shall be elected by holders of two-thirds of the outstanding principal amount of the 8% Convertible Notes, voting as a class and that, subject to applicable law, two of the directors appointed by the noteholders (chosen by majority vote of the noteholders) will have the right, but not the obligation, to serve as members of the committees of the Board of Directors of Issuer.   The provisions of Issuer’s Certificate of Incorporation that relate to the board rights described above will apply only so long as 30% of the original $12.5 million principal amount of the notes remain outstanding. As of August 6, 2007, James Cavanaugh was appointed to Issuer’s Board of Directors as one of the three initial noteholder representatives.  Dr. Cavanaugh is a general partner of HCPVII, the General Partner of HCVVII, the registered owner of the shares of the Common Stock of the Issuer.

REGISTRATION RIGHTS AGREEMENT

On the Effective Date, in connection with the closing of the Merger, the Issuer entered into a Registration Rights Agreement with HCVVII and other holders of Old PharmAthene equity securities.   Under the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with the Securities and Exchange Commission within 60 days of the Effective Date in order to register for resale all shares of Common Stock held by the parties to the Registration Rights Agreement, including shares of Common Stock issuable upon conversion of the 8% Convertible Notes.

LOCKUP AGREEMENT

As a condition to the closing of the Merger, substantially all of the holders of capital stock and all of the noteholders of Old PharmAthene, including HCVVII, entered into a lock-up agreement with the Issuer covering the shares of the Issuer’s common stock that it received in the Merger or that it may acquire in the future, subject to certain limitations.  This agreement provides that, subject to certain exceptions, the parties thereto may not offer, pledge, sell, or otherwise dispose of or transfer any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, following the closing of the Merger.  In addition, the parties may not enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of such Common Stock during such period. Fifty percent of the shares of Common Stock subject to the lock-up agreements shall be released from the lock-up six months following the Merger, and all shares of Common Stock subject to the lock-up shall be released from the lock-up agreement twelve months following the closing.

STOCK ESCROW AGREEMENT

Under the terms of the Merger Agreement, the stockholders, optionholders and warrantholders of Old PharmAthene agreed to indemnify the Issuer for the breach of any representations or warranties or covenants by Old PharmAthene and agreed that an aggregate of 1,375,000 shares of Common Stock from the merger consideration will be placed into escrow to be used to satisfy any claims (the “Escrow Shares”). Any claims by the Issuer against the Escrow Shares must be made within 12 months of closing of the Merger. The indemnification is subject to a limitation that the Issuer incur damages of at least $500,000 prior to making any claim. Further, the indemnification obligation is limited solely and exclusively to the Escrow Shares.

In accordance with the Stock Escrow Agreement entered into in connection with these escrow arrangements, (i) HCVVII  placed 362,689 shares of Common Stock received as merger consideration into escrow; (ii) James Cavanaugh placed 274 shares of Common Stock underlying his options as is described in Item 5 above in escrow; and (iii) Harold Werner placed 164 shares of Common Stock underlying his options as is described in Item 5 above in escrow.

OTHER RELATIONSHIPS

The 125,000 shares of the Common Stock of the Issuer acquired by HCVVII in broker’s transactions on each of August 2, 2007 and August 3, 2007 for an aggregate of 250,000 shares of the Common Stock of the Issuer were acquired in conjunction with purchases by John Pappajohn, Derace Schaffer, Matthew Kinley, David Wright and funds affiliated with MPM Capital L.P. in connection with obtaining sufficient votes to approve the Merger. It is possible that a Section 13(d) group was formed at the time of these purchases. Any such Section 13(d) group that may have been formed as a result of such concerted action was disbanded immediately  following the vote and the resulting consummation of the Merger and, as such, this Schedule 13(d) only reports those shares of the Common Stock owned by HCVVII. Please refer to Items 3 and 5 for a description of the shares of Common Stock acquired by HCVVII.

As described above, pursuant to an assignment agreement and upon the consummation of the Merger, HCVVII assigned its right to receive 107,562 shares of the Issuer’s Common Stock that would otherwise be received by HCVVII as part of the Merger. This right was assigned to the New Investors in privately negotiated transactions as an inducement to the New Investors purchasing a significant number of the shares of the Issuer’s Common Stock from stockholders of the Issuer who were stockholders of the Issuer as of the Record Date  and who delivered proxy cards indicating a vote against the Merger or who intended to vote against the Merger. Various funds affiliated with MPM Capital LP and funds affiliated with Bear Stearns Health Innoventures Management LLC also entered into assignment agreements with the New Investors.

INCORPORATION BY REFERENCE

The descriptions of the Merger Agreement, the Note Exchange Agreement, the 8% Convertible Notes,  the Registration Rights Agreement, the Lock-Up Agreement, the Issuer’s Certificate of Incorporation and the Stock Escrow Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

Item 7.

Material to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger. Filed as Annex A to the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on July 16, 2007 and incorporated by reference herein.
2	Form of Note Exchange Agreement. Filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.
3	Form of 8% Convertible Note. Filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.
4	Form of Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.
5	Form of Lock-Up Agreement. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.
6

Amended and Restated Certificate of Incorporation of Issuer.  Filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on August 9, 2007 and incorporated by reference herein.

7

Stock Escrow Agreement, dated August 3, 2007 by and among the Issuer, a representative of the former stockholders and option holders of PharmAthene, Inc. and Continental Stock Transfer and Trust Company. Filed as Exhibit 10.10 to the Issuer’ current report on Form 8-K filed with the Comission on August 9, 2007 and incorporated by reference herein.

SIGNATURE

The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of PharmAthene, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2007

HealthCare Ventures VII, L.P.,

             Princeton, New Jersey

by its General Partner, HealthCare Partners VII, L.P.

By:

/s/Jeffrey Steinberg, Administrative Partner

Administrative Partner

Dated:  August 13, 2007

HealthCare Partners VII, L.P.

             Princeton, New Jersey

By:

/s/Jeffrey Steinberg, Administrative Partner

Administrative Partner

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

James H. Cavanaugh, Ph.D.

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

Harold R. Werner

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

   John W. Littlechild

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

   Christopher Mirabelli, Ph.D.

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

   Augustine Lawlor

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

  Eric Aguiar, Ph.D.

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Pharmathene, Inc. (formerly known as HealthCare Acquisition Corp.) and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated:  August 13, 2007

HealthCare Ventures VII, L.P.,

             Princeton, New Jersey

by its General Partner, HealthCare Partners VII, L.P.

By:

/s/Jeffrey Steinberg, Administrative Partner

Administrative Partner

Dated:  August 13, 2007

HealthCare Partners VII, L.P.

             Princeton, New Jersey

By:

/s/Jeffrey Steinberg, Administrative Partner

Administrative Partner

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

  James H. Cavanaugh, Ph.D.

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

Harold R. Werner

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

John W. Littlechild

Dated:  August 13, 2007

By:

 /s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

Christopher Mirabelli, Ph.D.

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

Augustine Lawlor

Dated:  August 13, 2007

By:

/s/Jeffrey Steinberg, Attorney-in-Fact

Princeton, New Jersey

Eric Aguiar, Ph.D.

Attention.  Intentional  misstatements or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).